Law Department
The Lincoln National Life Insurance Company
1300 S. Clinton Street
Fort Wayne, IN 46802

Mary Jo Ardington
Associate General Counsel
Phone: 260-455-3917
MaryJo.Ardington@LFG.com

March 6, 2013

U.S. Securities and Exchange Commission
100 F Street, NE
Washington DC 20549

Re:       The Lincoln National Life Insurance Company
Lincoln National Variable Annuity Account C (File No. 811-03214)
CIK No. 0000353894
Lincoln Secured Retirement IncomeSM Version 4 (File No. 333-184425)
 SEC Accession No. 0000726865-12-000902
Request for Withdrawal of Registration Statement Pursuant to Rule 477

Dear Sir or Madam:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the “1933 Act”), The Lincoln National Life Insurance Company (the “Company”) and Lincoln National Variable Annuity Account C (the “Separate Account”) hereby request the withdrawal of the above-referenced registration statement on Form N-4, filed with the Securities and Exchange Commission on October 15, 2012 (the “Registration Statement”).

The Registration Statement has not yet become effective. No securities were sold in connection with the Registration Statement. Therefore, the Company and the Separate Account respectfully request that an order be issued granting their request for withdrawal of the Registration Statement as soon as practicable.

The Company will re-file a new registration statement under a separate account that is specifically designed for group variable annuities.

If you have any questions regarding this matter, please contact the undersigned at (260) 455-3917.

Sincerely,
Mary Jo Ardington
Associate General Counsel